CANNEX CAPITAL AND 4FRONT HOLDINGS TO HOST INVESTOR
CONFERENCE CALL

Company invites individuals and institutional investors as well as advisors to attend investor conference call

Vancouver, BC and Phoenix, AZ, November 27, 2018 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX / OTCQX: CNXXF) announces that further to its press release of November 26, 2018, regarding the proposed business combination of Cannex Capital and 4Front Holdings LLC, Cannex CEO Anthony Dutton and 4Front CEO Josh Rosen will host a joint conference call to discuss the transaction in further detail and to take investor questions.

The call is scheduled for 11:00 am EST on Wednesday, November 28, 2018 with the following dial-in details.

Participant Dial-In Numbers:
Toll-Free: 1-877-407-0792
Toll / International: 1-201-689-8263
*Participants should request the Cannex Capital and 4Front Holdings Conference Call

The call can also be accessed through this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. To access the replay of the webcast, please follow this link.

A dial-in replay of the call will also be available to those interested until December 5, 2018. To access the replay, dial +1 844-512-2921 (United States) or +1 412-317-6671 (International) and enter replay pin number: 13685488.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

About 4Front Holdings, LLC
|4Front Holdings, LLC (“4Front”) is a leading retail and brand development company in the U.S. cannabis sector. It has developed a national platform that consists of a multi-state footprint, including its Mission-branded retail operations, and a far-reaching network of partnership relationships. Led by a group of professionals with experience in finance, real estate, manufacturing, and multi-location retail and hospitality operations, 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise that can support the rapid operational growth opportunity being afforded by the increased legalization of cannabis across the United States, as well as internationally. For more information, visit 4Front’s website.

WWW.CANNEXCAPITAL.COM

Cannex Capital Holdings Inc.
Anthony Dutton,
CEO (604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

Media Contact for 4Front Holdings, LLC
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release, and neither it nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to market projections, total retail footprint of the combined company, the business combination and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.